                       AMENDMENT TO SUBADVISORY AGREEMENT
                         T. ROWE PRICE ASSOCIATES, INC.

     AMENDMENT made as of this 28th day of April, 2008 to the Subadvisory Agreement dated January 28, 1999, as amended (the "Agreement"), between John Hancock Investment Management Services, LLC, a Delaware limited liability company (the "Adviser"), and T. Rowe Price Associates, Inc., a Maryland Corporation (the "Subadviser"). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.   CHANGE IN APPENDIX A

     Appendix A of the Agreement, "Compensation of Subadviser," is hereby amended to add the following portfolio:

Capital Appreciation Value Trust

2.   SUBADVISORY AGREEMENT

     In all other respects, the Agreement is confirmed and remains in full force and effect.

2.   EFECTIVE DATE

     This Amendment shall become effective on the later to occur of (i) approval of this amendment by the Trustees of the John Hancock Trust, (ii) the date of its execution and (iii) immediately after the effective time of the resignation of the existing subadviser to the Capital Appreciation Value Trust.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT MANAGEMENT
SERVICES, LLC


By:
    ---------------------------------
    Bruce R. Speca
    Executive Vice President


T. ROWE PRICE ASSOCIATES, INC.


By:
    ---------------------------------
    Darrell N. Braman
    Vice President

                                   APPENDIX A

     The Subadviser shall serve as co-subadviser for the Portfolio of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to the Portfolio, the fee computed separately for such Portfolio at an annual rate as follows (the "Subadviser Fee"):

If net assets are less than $250 million, the following fee schedule shall apply:

                                   FIRST $250 MILLION OF   EXCESS OVER $250 MILLION
PORTFOLIO                                NET ASSETS              OF NET ASSETS
---------                          ---------------------   ------------------------
Capital Appreciation Value Trust            [_]                       [_]

If net assets equal or exceed $250 million but are less than $2 billion, the following fee schedule shall apply:

                                   FIRST $1 BILLION OF   EXCESS OVER $1 BILLION
PORTFOLIO                               NET ASSETS            OF NET ASSETS
---------                          -------------------   ----------------------
Capital Appreciation Value Trust           [_]                    [_]

If net assets equal or exceed $2 billion but are less than $3 billion, the following fee schedule shall apply:

                                   FIRST $500 MILLION OF   EXCESS OVER $500 MILLION
PORTFOLIO                                NET ASSETS              OF NET ASSETS
---------                          ---------------------   ------------------------
Capital Appreciation Value Trust            [_]                      [_]

If net assets equal or exceed $3 billion, the following fee schedule shall apply:

PORTFOLIO                          ALL ASSET LEVELS
---------                          ----------------
Capital Appreciation Value Trust          [_]

If, with respect to the Portfolio, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.